UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Global Beta ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2001 Market Street, Suite 2630
Philadelphia, PA 19103

Telephone Number (including area code):

(215) 531-8234

Name and address of agent for service of process:

Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808

With copies of Notices and Communications to:

J. Stephen Feinour, Jr., Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia and the Commonwealth of Pennsylvania on the 21st day of June, 2019.

Global Beta ETF Trust

By:     /s/ Justin Lowry
Justin Lowry
Trustee

Attest:     /s/ Carolyn Wharton
Carolyn Wharton
Secretary